Radiate Research Inc., 300 March Road, Suite 436, Kanata, ON CANADA, K2K 2E2
Tel (613) 599-9108 Fax (613) 599-8067
www.RadiateResearch.com

February 8, 2007

Via Edgar And Facsimile (202) 772-9205

Mr. Larry Spirgel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Radiate Research, Inc. (the “Company”) Registration Statement on Form F-1 (the “F-1”) SEC File No. 333-131249

Dear Mr. Spirgel:

We hereby request acceleration of the effective date of the F-1 to 2:00 p.m., Eastern Standard Time, on February 14, 2007, or as soon thereafter as is practicable.

The Company hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any inquiries or comments to me at 613-599-9108 by fax to 613-599-8067.

Sincerely,

/s/ Micah Grinstead

Micah Grinstead